

Mailstop 3233

October 22, 2015

<u>Via E-Mail</u>
Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 300
Dallas, TX 75234

> **Re: Transcontinental Realty Investors, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-9240**

Dear Mr. Bertcher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Note 16. Commitments, Contingencies, and Liquidity</u>

1. Please tell us and clarify your disclosures in future periodic filings to address whether the $17.6 million Litigation settlement expense recorded in the three months ended December 31, 2013 relates to the $20 million referenced in your Other litigation section related to claims "generally against a consolidated subsidiary as the borrower or the Company as a guarantor of indebtedness or performance." If such amount is not related to the $20 million maximum exposure noted herein, clarify your disclosure to indicate to what the $20.3 million litigation expense relates. With respect to the settlement recorded during the three months ended December 31, 2013, please tell us how you complied with ASC 450-20 in periodic filings prior to the filing of your Form 10-K for the fiscal year ended December 31, 2013, specifically detailing when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
        Commodities